UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 4, 2022

Commission file number 1- 33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Altera Infrastructure L.P. dated August 4, 2022.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: August 4, 2022	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary

Press Release ¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯

Altera Infrastructure Reports Second Quarter 2022 Results

Aberdeen, United Kingdom, August 4, 2022 - Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today reported the Partnership’s results for the quarter ended June 30, 2022.

•Revenues of $296.2 million and net loss of $40.0 million, or $(0.11) per common unit, in the second quarter of 2022.
•Adjusted EBITDA(1) of $129.1 million in the second quarter of 2022.

The following table presents the Partnership's Consolidated Financial Summary:

	Three Months Ended
	June 30,	March 31,	June 30,
		2022
	2022	Restated(2)	2021
In thousands of U.S. Dollars, unaudited	$	$	$
IFRS FINANCIAL RESULTS
Revenues	296,234	323,655	266,935
Net Income (loss)	(39,989)	52,908	(28,488)
Limited partners' interest in net income (loss) per common unit - basic	(0.11)	0.11	(0.08)

NON-IFRS FINANCIAL MEASURE:
Adjusted EBITDA (1)	129,146	179,528	109,595
(1)Please refer to "Non-IFRS Measures" for the definition of this term and reconciliation of this non-IFRS measure as used in this release to the most directly comparable measure under IFRS.
(2)See the unaudited interim condensed consolidated statements of income (loss) below for additional information.

The Partnership generated net loss of $40 million for the three months ended June 30, 2022, compared to net loss of $28 million for the three months ended June 30, 2021. The decrease of $12 million was primarily due to vessel impairments in the current period, absence of contribution from the Knarr FPSO going off contract May 1, 2022 and higher interest expenses in the second quarter of 2022, partially offset by higher Petrojarl I oil price tariff revenue, higher shuttle tanker utilization and lower depreciation expenses following impairments in the fourth quarter, compared to the same period during the prior year.

Adjusted EBITDA was $129 million for the three months ended June 30, 2022, compared to $110 million for the same period during the prior year. The increase of $19 million was primarily driven by higher Petrojarl I oil price tariff revenue and higher shuttle tanker utilization, partially offset by the absence of contribution from the Knarr FPSO going off contract May 1, 2022.

Altera Infrastructure L.P. 1

Operating Results
The commentary below compares certain results of the Partnership's operating segments on the basis of the non-IFRS measure of Adjusted EBITDA for the three months ended June 30, 2022 to the same period of the prior year.

The following table presents the Partnership's Adjusted EBITDA by segment (1):

	Three Months Ended
	June 30,	March 31,	June 30,
		2022
	2022	Restated(2)	2021
In thousands of U.S. Dollars, unaudited	$	$	$
FPSO	53,424	99,533	45,364
Shuttle Tanker	69,494	63,590	57,662
FSO	10,565	10,659	9,587
UMS	(3,940)	(1,760)	(1,627)
Towage	3,649	8,990	(1,357)
New Ventures	(678)	(129)	—
Corporate/Eliminations	(3,368)	(1,355)	(34)
Partnership's Adjusted EBITDA	129,146	179,528	109,595

(1)These operating segments are regularly reviewed by the Partnership's chief operating decision maker (CODM) for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is defined in this release under the heading “Non-IFRS Measures." Adjusted EBITDA is also used by external users of the Partnership's consolidated financial statements, such as investors and the Partnership’s controlling unitholder.
(2)See the unaudited interim condensed consolidated statements of income (loss) below for additional information.

Second Quarter 2022 Compared with Second Quarter 2021

The Partnership's FPSO segment generated Adjusted EBITDA of $53 million for the three months ended June 30, 2022, compared to $45 million for the three months ended June 30, 2021. The increase of $8 million was primarily due to Petrojarl I higher uptime and oil price tariff revenues, partially offset by an absence of contribution from the Knarr FPSO going off contract May 1, 2022.
The Partnership's Shuttle Tanker segment generated Adjusted EBITDA of $69 million for the three months ended June 30, 2022, compared to $58 million for the three months ended June 30, 2021. The increase of $11 million was primarily due to higher shuttle tanker utilization.
The Partnership's FSO segment generated Adjusted EBITDA of $11 million for the three months ended June 30, 2022, compared to $10 million for the three months ended June 30, 2021.
The Partnership's UMS segment generated an Adjusted EBITDA loss of $4 million for the three months ended June 30, 2022, compared to $2 million for the three months ended June 30, 2021. The $2 million increased loss was primarily due to mobilization costs for the Arendal Spirit UMS for its current contract as compared to being in lay-up in the prior year.
The Partnership's Towage segment generated Adjusted EBITDA of $4 million for the three months ended June 30, 2022, compared to an Adjusted EBITDA loss of $1 million for the three months ended June 30, 2021. The improvement of $5 million was primarily due to higher average day rates and utilization.

Altera Infrastructure L.P. 2

Strategic Updates

Liquidity Update
As at June 30, 2022, the Partnership had total liquidity of $186 million, compared to $241 million as at June 30, 2021, representing a decrease of $55 million.(1)
Financings
The Partnership has engaged with certain of its asset level secured lenders within its FPSO, FSO, Towage, and UMS segments to better align the terms of such debt with expected cash-flows from the applicable segment and with Brookfield Business Partners L.P. and its affiliates (or Brookfield) as secured lender to address its secured debt. The Partnership also anticipates engaging with its unsecured corporate level lenders to address its unsecured debt. As part of these efforts, the Partnership entered into extension agreements with certain of its lenders on June 16, 2022 to defer certain required payments until August 12, 2022. Furthermore, in July 2022, the Partnership opted not to make the interest payment due on July 15, 2022 for its 8.50% senior unsecured bonds with a principal amount outstanding of $276 million that mature in July 2023, and has elected to enter into a 30-day grace period for this interest payment.

Contract Updates
In July 2022, Energean Isreal Ltd. exercised an option to continue to deploy the Arendal Spirit UMS for 32 additional days.

In June 2022, Equinor ASA exercised a one-year extension option for the Randgrid FSO. The extended firm contract is effective until October 2023.

In May 2022, the Knarr FPSO ceased production on the Knarr field in the North Sea, after which decommissioning activities related to the field commenced.

Shuttle Tanker Newbuildings
In May 2022, the Partnership's final newbuilding in a series of seven, the shuttle tanker Altera Thule, commenced operations off the East Coast of Canada.

Vessel Sales
In July 2022, the Partnership sold the ALP Ace and ALP Ippon towage vessels for continued use in a non-competing industry for a total of $14 million.

In July 2022, the Partnership entered into an agreement to sell its 50% owned vessel, the Navion Gothenburg shuttle tanker for continued use for approximately $25 million (100%). Delivery is expected in August 2022.

In July 2022, the Partnership entered into an agreement to sell the Petronordic shuttle tanker for recycling for approximately $7 million. Delivery is expected in September 2022.

In May 2022, the Partnership completed the sale of the Petrojarl Varg FPSO unit for $22 million to an energy company for re-use as a production facility as part of a new field development opportunity.

In May 2022, the Partnership entered into an agreement to sell the Falcon Spirit FSO for recycling for $10 million; the vessel is expected to be delivered to the buyer in the third quarter of 2022.

(1)Total liquidity is defined as Cash and cash equivalents (excluding Cash deposits with third-party restrictions).

Altera Infrastructure L.P. 3

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the completion of anticipated vessel sales; the expected delivery dates of vessels subject to sales agreements; and the Partnership's engagement with its lenders relating to rescheduling outstanding debt obligations. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the length and outcome of the Partnership's ongoing engagement with its lenders relating to its outstanding debt obligations; the duration and scope of the COVID-19 pandemic and the severity of COVID variants; the duration and effects of Russia's invasion of Ukraine; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2021. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Altera Infrastructure L.P.

Altera Infrastructure L.P. is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Altera has consolidated assets of approximately $3.8 billion comprised of 44 vessels, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Altera’s fleet is employed on medium-term, stable contracts.

Altera's preferred units trade on the New York Stock Exchange under the symbols "ALIN PR A", "ALIN PR B" and "ALIN PR E", respectively.
For Investor Relations inquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Email: investor.relations@alterainfra.com
Tel: +47 97 05 25 33
Website: www.alterainfra.com

Altera Infrastructure L.P. 4

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
		2022
	2022	Restated(1)	2021	2022	2021
	$	$	$	$	$
Revenues	296,234	323,655	266,935	619,889	539,689
Direct operating costs	(171,082)	(159,206)	(169,937)	(330,288)	(331,778)
General and administrative expenses	(12,135)	(6,703)	(8,951)	(18,838)	(21,619)
Depreciation and amortization	(70,150)	(71,882)	(81,560)	(142,032)	(158,809)
Interest expense	(59,490)	(56,208)	(49,475)	(115,698)	(97,159)
Interest income	355	58	21	413	49
Equity-accounted income (loss)	9,826	22,262	10,229	32,088	29,613
Impairment expense, net	(38,040)	—	—	(38,040)	—
Gain (loss) on dispositions, net	15,700	—	9,107	15,700	9,107
Realized and unrealized gain (loss) on derivative instruments	(3,108)	10,231	(1,513)	7,123	12,347
Foreign currency exchange gain (loss)	630	1,024	(302)	1,654	23
Other income (expenses), net	(8,795)	(10,834)	(1,831)	(19,629)	(1,857)
Income (loss) before income tax (expense) benefit	(40,055)	52,397	(27,277)	12,342	(20,394)
Income tax (expense) benefit
Current	66	511	(1,211)	577	(2,193)
Net income (loss)	(39,989)	52,908	(28,488)	12,919	(22,587)
Attributable to:
Limited partners - common units	(46,277)	45,410	(33,967)	(867)	(34,269)
General partner	(354)	347	(260)	(7)	(262)
Limited partners - preferred units	7,880	7,880	7,880	15,760	15,760
Non-controlling interests in subsidiaries	(1,238)	(729)	(2,141)	(1,967)	(3,816)
	(39,989)	52,908	(28,488)	12,919	(22,587)
Basic and diluted earnings (loss) per limited partner common unit	(0.11)	0.11	(0.08)	0.00	(0.08)
(1)The Partnership has restated its March 31, 2022 unaudited interim condensed consolidated statement of income (loss) to retrospectively show costs within Other income (expense), net that are not indicative of ongoing operations. The impact of the change as at March 31, 2022 is a reclassification of $9.8 million of General and administrative expenses to Other income (expenses), net. For additional information, please refer to Part I, Item 1. – Financial Statements: Note 2c iii) – Significant Accounting Policies in the Partnership's Report on Form 6-K for the period ended June 30, 2022.

Altera Infrastructure L.P. 5

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
	$	$	$	$	$
Net income (loss)	(39,989)	52,908	(28,488)	12,919	(22,587)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to net income (loss):
To interest expense:
Realized gain on qualifying cash flow hedging instruments	(182)	(179)	(196)	(361)	(386)
To equity-accounted income (loss):
Realized gain on qualifying cash flow hedging instruments	(158)	(159)	(211)	(317)	(407)
Total other comprehensive income (loss)	(340)	(338)	(407)	(678)	(793)
Comprehensive income (loss)	(40,329)	52,570	(28,895)	12,241	(23,380)
Attributable to:
Limited partners - common units	(46,614)	45,075	(34,371)	(1,540)	(35,056)
General partner	(357)	344	(263)	(12)	(268)
Limited partners - preferred units	7,880	7,880	7,880	15,760	15,760
Non-controlling interests in subsidiaries	(1,238)	(729)	(2,141)	(1,967)	(3,816)
	(40,329)	52,570	(28,895)	12,241	(23,380)

Altera Infrastructure L.P. 6

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
		2022	2021
	2022	Restated(1)	Restated(1)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	185,561	171,305	190,942
Cash deposits with third-party restrictions	98,205	78,912	58,566
Financial assets	9,520	6,933	5,856
Accounts and other receivable, net	127,305	147,049	127,453
Vessels and equipment classified as held for sale	52,530	5,800	5,800
Inventory	42,472	31,775	26,601
Due from related parties	773	830	978
Other assets	30,504	30,706	43,668
Total current assets	546,870	473,310	459,864
Non-current assets
Financial assets	1,049	969	718
Vessels and equipment	2,786,196	2,928,453	2,869,395
Advances on newbuilding contracts	—	—	51,918
Equity-accounted investments	246,628	243,904	237,469
Other assets	122,137	128,082	138,247
Goodwill	127,113	127,113	127,113
Total non-current assets	3,283,123	3,428,521	3,424,860
Total assets	3,829,993	3,901,831	3,884,724
LIABILITIES
Current liabilities
Accounts payable and other	194,793	190,249	249,297
Other financial liabilities	16,136	14,029	34,679
Borrowings	900,574	572,842	407,274
Due to related parties	10,424	32,485	—
Total current liabilities	1,121,927	809,605	691,250
Non-current liabilities
Accounts payable and other	45,323	47,501	49,253
Other financial liabilities	182,596	185,363	188,658
Borrowings	1,519,966	1,882,204	2,056,753
Due to related parties	843,562	820,210	797,432
Deferred tax liabilities	700	700	700
Total non-current liabilities	2,592,147	2,935,978	3,092,796
Total liabilities	3,714,074	3,745,583	3,784,046
EQUITY
Limited partners - Class A common units	(4,550)	(3,963)	(4,539)
Limited partners - Class B common units	(315,009)	(269,319)	(314,153)
Limited partners - preferred units	408,008	400,128	392,248
General partner	5,596	5,950	5,603
Accumulated other comprehensive income	2,133	2,473	2,811
Non-controlling interests in subsidiaries	19,741	20,979	18,708
Total equity	115,919	156,248	100,678
Total liabilities and equity	3,829,993	3,901,831	3,884,724
(1)The Partnership has restated its March 31, 2022 and December 31, 2021 unaudited interim condensed consolidated statement of financial position to retrospectively show the change in accounting policy adopted during the three months ended June 30, 2022. The impact of the change as at March 31, 2022 and December 31, 2021 is a reclassification of $33.9 million and $13.5 million, respectively, of restricted cash from Financial assets (current) to Cash deposits with third-party restrictions and $45.0 million and $45.0 million, respectively, of restricted cash from Financial assets (non-current) to Cash deposits with third-party restrictions. For additional information, please refer to Part I, Item 1. – Financial Statements: Note 2c ii) – Significant Accounting Policies in the Partnership's Report on Form 6-K for the period ended June 30, 2022.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,		Six Months Ended June 30,
	2022	2021		2021
	Restated(2)	Restated(2)	2022	Restated(2)
	$	$	$	$

Operating Activities
Net income (loss)	52,908	5,901	12,919	(22,587)
Adjusted for the following items:
Depreciation and amortization	71,882	77,249	142,032	158,809
Equity-accounted (income) loss, net of distributions received of $24.9 million (2021 - $24.0 million)	(5,441)	(990)	(7,171)	(5,639)
Impairment expense, net	—	—	38,040	—
(Gain) loss on dispositions, net	—	—	(15,700)	(9,107)
Unrealized (gain) loss on derivative instruments	(25,373)	(162,257)	(21,375)	(163,207)
Provisions and other items	(645)	(193)	(3,786)	188
Other non-cash items	15,821	12,086	34,173	22,985
Changes in non-cash working capital, net	(50,324)	39,239	(20,923)	79,464
Net operating cash flow	58,828	(28,965)	158,209	60,906
Financing Activities
Proceeds from borrowings	63,195	75,000	63,195	75,000
Repayments of borrowings	(75,140)	(99,367)	(112,595)	(195,767)
Financing costs related to borrowings	—	(750)	—	(884)
Proceeds from borrowings related to sale and leaseback of vessels	—	71,400	—	71,400
Repayments of borrowings related to sale and leaseback of vessels	(2,818)	(2,881)	(5,636)	(5,700)
Financing costs related to borrowings from sale and leaseback of vessels	—	—	—	(584)
Proceeds from borrowings from related parties	32,000	75,000	32,000	130,000
Prepayment of borrowings from related parties	—	—	(22,000)	(30,000)
Lease liability repayments	(3,341)	(3,392)	(9,108)	(6,961)
Capital contribution by non-controlling interests	3,000	—	3,000	—
Distributions to limited partners and preferred unitholders	—	(7,880)	—	(15,760)
Distributions to non-controlling interests	—	(1,750)	—	(1,750)
Repurchase of preferred units	—	(24)	—	(24)
Net financing cash flow	16,896	105,356	(51,144)	18,970
Investing Activities
Additions
Vessels and equipment	(75,387)	(156,317)	(87,046)	(168,979)
Equity-accounted investments	(1,153)	(1,172)	(2,305)	(2,336)
Dispositions
Vessels and equipment	—	—	21,500	28,835
Changes in restricted cash	697	71,826	(3,813)	77,445
Net investing cash flow	(75,843)	(85,663)	(71,664)	(65,035)
Total Cash and cash equivalents (1)
Change during the period	(119)	(9,272)	35,401	14,841
Impact of foreign exchange on cash	828	240	(1,143)	369
Balance, beginning of the period	249,508	284,486	249,508	284,486
Balance, end of the period	250,217	275,454	283,766	299,696
(1)     Total Cash and cash equivalents includes Cash and cash equivalents and Cash deposits with third-party restrictions.
(2)     The Partnership has restated its three months ended March 31, 2022 and March 31, 2021 and its six months ended June 30, 2021 unaudited interim condensed consolidated statements of cash flows to retrospectively show the change in accounting policy adopted during the three months ended June 30, 2022. For additional information, please refer to Part I, Item 1. – Financial Statements: Note 2c ii) – Significant Accounting Policies in the Partnership's Report on Form 6-K for the period ended June 30, 2022.

Non-IFRS Measures

To supplement the unaudited interim condensed consolidated financial statements, the Partnership uses Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of the Partnership's performance. Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) benefit, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as the Partnership in assessing its performance, views these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; equity-accounted income (loss) and other income (expense), net. Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership's equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.
Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of the Partnership's performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. This non-IFRS measure is used by the Partnership's management, and the Partnership believes that this supplementary metric assists investors and other users of its financial reports in comparing its financial and operating performance across reporting periods and with other companies.

Non-IFRS Financial Measures
The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in the Partnership's Consolidated Financial Summary.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
		2022
	2022	Restated(1)	2021	2022	2021
(in thousands of U.S. Dollars, unaudited)	$	$	$	$	$
Adjusted EBITDA	129,146	179,528	109,595	308,674	229,865
Depreciation and amortization	(70,150)	(71,882)	(81,560)	(142,032)	(158,809)
Interest expense	(59,490)	(56,208)	(49,475)	(115,698)	(97,159)
Interest income	355	58	21	413	49
Expenses and gains (losses) relating to equity-accounted investments	(5,932)	526	(10,606)	(5,406)	(15,475)
Impairment expense, net	(38,040)	—	—	(38,040)	—
Gain (loss) on dispositions, net	15,700	—	9,107	15,700	9,107
Realized and unrealized gain (loss) on derivative instruments	(3,108)	10,231	(1,513)	7,123	12,347
Foreign currency exchange gain (loss)	630	1,024	(302)	1,654	23
Other income (expenses), net	(8,795)	(10,834)	(1,831)	(19,629)	(1,857)
Adjusted EBITDA attributable to non-controlling interests	(371)	(46)	(713)	(417)	1,515
Income (loss) before income tax (expense) benefit	(40,055)	52,397	(27,277)	12,342	(20,394)
Income tax (expense) benefit
Current	66	511	(1,211)	577	(2,193)
Net income (loss)	(39,989)	52,908	(28,488)	12,919	(22,587)
(1)See the unaudited interim condensed consolidated statements of income (loss) above for additional information.

Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
(in thousands of U.S. Dollars, unaudited)	$	$	$	$
Equity-accounted income (loss)	9,826	10,229	32,088	29,613
Less:
Depreciation and amortization	(6,823)	(7,551)	(13,951)	(15,116)
Interest expense, net	(1,481)	(1,932)	(2,594)	(4,000)
Income tax (expense) benefit
Current	—	21	(36)	(26)
	18,130	19,691	48,669	48,755
Less:
Realized and unrealized gain (loss) on derivative instruments	2,939	(2,005)	11,052	3,522
Foreign currency exchange gain (loss)	(567)	861	123	145
Adjusted EBITDA from equity-accounted investments	15,758	20,835	37,494	45,088